BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Royce Value Trust, Inc.
Royce Global Value Trust, Inc.
Royce & Associates, LLC

Application for an Order
pursuant to Section 17(b) of the Investment Company Act of 1940
granting an exemption from Section 17(a) thereof, and pursuant to
Section 17(d) of the Investment Company Act of 1940 and
Rule 17d-1 thereunder approving certain transactions

File No. 812-

Please send all communications to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6018

Page 1 of 31 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on March 17, 2011

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: ROYCE VALUE TRUST, INC. ROYCE GLOBAL VALUE TRUST, INC. ROYCE & ASSOCIATES, LLC 745 Fifth Avenue New York, NY 10151 File No. 812-	: : : : : : : : : : : : :

Application for an Order pursuant to Section 17(b) of the Investment Company Act of 1940 granting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder approving certain transactions.

Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”) (each a “Fund” and together the “Funds”) and Royce & Associates, LLC (the “Adviser” and together with Value Trust and Global Trust, the “Applicants”) hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 17(a) thereof, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of a segment of Value Trust’s assets (which is anticipated to consist largely or exclusively of cash and short-term fixed income instruments) having a value of approximately $100 million to Global Trust, a Maryland corporation formed on February 14, 2011 and wholly owned by Value Trust, and (b) the subsequent distribution by Value Trust of all of the shares of common stock of Global Trust as a dividend to Value Trust common stockholders at a rate of one Global Trust share of common stock for every seven (7) shares of common stock held of Value Trust.  The contribution of such Value Trust assets to Global Trust and the subsequent

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distribution of Global Trust shares of common stock to Value Trust common stockholders are together referred to herein as the “Transaction.”

I.

Description of Applicants

Value Trust commenced operations on November 26, 1986 and is registered under the 1940 Act as a closed-end diversified management investment company.  Value Trust’s investment goal is long-term capital growth.  The Adviser normally invests at least 65% of Value Trust’s assets in the equity securities of small- and micro-cap companies, generally with stock market capitalizations from $100 million to $2.5 billion, that the Adviser believes are trading significantly below its estimate of their current worth.  The Fund may also invest up to 35% of its assets in non-convertible debt.  No more than 25% of the Fund’s assets may be invested in the securities of issuers headquartered outside the United States.  As of December 31, 2010, Value Trust’s net assets attributable to common stockholders approximated $1.106 billion.  As of December 31, 2010, none of the directors (the “Directors”) or officers of Value Trust beneficially owned, individually or in the aggregate, in excess of 1% of Value Trust’s shares of common stock.

Global Trust was incorporated in Maryland on February 14, 2011 and filed a notification of registration on Form N-8A on March 11, 2011 to register under the 1940 Act as a closed-end diversified management investment company.  Global Trust filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 on March 16, 2011 (“Proxy Statement/Prospectus”).  Global Trust also will file a registration statement on Form N-2 pursuant to Rule 8b-5 within 90 days after the filing of the Form N-8A.

The Articles of Incorporation of Global Trust authorize Global Trust to issue 50,000,000 shares of common stock, of the par value of one-tenth of one cent ($0.001) per share.  Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, Value Trust will

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purchase one (1) share of Global Trust’s shares of common stock, par value $0.001, in consideration of Value Trust’s contribution to Global Trust of $10 initial net asset value (the “Initial Share”).  Value Trust will also contribute $99,990 of initial capital for shares of common stock of Global Trust, after the receipt of the requested exemptive relief and before the distribution of Global Trust common stock to holders of Value Trust common stock pursuant to the Transaction, in order to satisfy the requirements of Section 14(a) of the 1940 Act (together with the Initial Share, the “Seed Capital Shares”).  Value Trust will represent that the Initial Share will be purchased for investment purposes only and that it will be sold only pursuant to a registration statement under the 1933 Act or an applicable exemption therefrom.  It is intended that the Seed Capital Shares will be included in the distribution of Global Trust’s shares of common stock to the common stockholders of Value Trust.  All of the eight directors of Value Trust also are directors (“Directors”) of the eight member board of directors of Global Trust.  Six of the eight Directors, or 75%, of each governing board (each, a “Board” and together the “Boards”), are Directors who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act (the “Disinterested Directors”).  All of the principal officers of Value Trust hold the same offices with Global Trust.

The investment goal of Global Trust is long-term growth of capital.  Under normal market circumstances, the Adviser will invest at least 80% of Global Trust’s net assets in the equity securities of companies that it believes are trading significantly below its estimate of their current worth.  The Adviser bases this assessment chiefly on balance sheet quality and cash flow levels.  Although Global Trust may invest in the equity securities of companies of any market capitalization, the Adviser expects that generally a significant portion of Global Trust’s assets will be invested in the equity securities of micro-cap, small-cap and/or mid-cap companies with

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market capitalizations up to $10 billion.  In contrast to Value Trust, which only invests a maximum of 25% of its assets in the securities of issuers headquartered outside the United States, Global Trust may invest without limitation in securities of foreign issuers and, under normal market circumstances, Global Trust will invest at least 65% of its net assets in equity securities of companies located in at least three countries outside of the United States.  A company is deemed to be “located” outside the United States if its country of organization, its headquarters and/or the principal trading market of its stock are located outside of the United States.  From time to time, a substantial portion of Global Trust’s assets may be invested in companies located in a single country, but in no event will Global Trust be invested in fewer than three different non-U.S. countries.  Global Trust may also invest up to 20% of its net assets in U.S. and non-U.S. non-convertible debt.  Although there are no geographic limits on Global Trust’s investments, no more than 35% of Global Trust’s net assets may be invested in the securities of companies headquartered in “developing countries,” also known as emerging markets.  Generally, developing countries include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore, South Korea and Western European countries.  In selecting securities for Global Trust, the Adviser will use a bottom-up, value approach.  The Adviser will primarily focus on company-specific criteria rather than on political, economic or other country-specific factors.  Global Trust does not expect to purchase or sell foreign currencies to hedge against declines in the U.S. dollar or to lock in the value of any foreign securities that it purchases.

The Adviser, a Delaware limited liability company, is an investment advisory firm whose predecessor was organized in February 1967.  The Adviser is a registered investment adviser under the Investment Advisers Act of 1940 and as of December 31, 2010, provided investment

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advisory services to five management investment companies with 35 portfolios, including three closed-end management investment companies.

II.

The Transaction

Management of Value Trust believes that an investment in foreign securities could provide attractive opportunities for capital growth as well as the benefits of non-U.S. geographic diversification.  It is believed that the Transaction will provide Value Trust common stockholders with a new closed-end fund that is able to invest a significantly greater percentage of its assets in foreign securities than Value Trust currently can in order to take advantage of these potential opportunities.

The Board of Value Trust believes the proposed Transaction will benefit the common stockholders of Value Trust, and will not affect any of the rights of holders of shares of preferred stock of Value Trust.

To enable Value Trust’s common stockholders to participate more directly in these opportunities, the Board of Value Trust has approved, subject to the issuance of the exemptive relief sought hereby and subsequent stockholder approval (which includes common stockholders and preferred stockholders voting together), the contribution of a segment of Value Trust’s assets having a value of approximately $100 million to Global Trust, in exchange for shares of common stock of Global Trust.  It is anticipated that the contributed assets will consist largely or exclusively of cash and short-term fixed income instruments.  All the shares of common stock of Global Trust will then be distributed by Value Trust to its common stockholders.  Each Value Trust common stockholder would receive one share of Global Trust for the number of whole common shares of Value Trust owned on the dividend record date that will produce a total dividend of approximately $100 million.  At current net asset valuation, this would result in a dividend of one share of Global Trust for every seven (7) shares of Value Trust common stock.

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Stockholder approval of the Transaction will be sought at a special meeting of Value Trust stockholders anticipated to be held in June 2011.  Stockholders of Value Trust will not vote unless and until the Commission issues an order granting the requested relief.  The Proxy Statement/Prospectus seeking stockholder approval of the Transaction is expected to be sent to each stockholder on or about May 1, 2011.

The investment goals of Global Trust and Value Trust are substantially similar.  The investment goal of Global Trust is long-term growth of capital.  The investment goal of Value Trust is long-term capital growth.  Unlike Value Trust, Global Trust may invest 100% of its net assets in non-U.S. securities, limited only by a non-fundamental policy that no more than 35% of Global Trust’s net assets can be invested in the securities of companies headquartered in developing countries.  As a result, Global Trust over time may be expected to experience different investment results than Value Trust.  As noted above, Global Trust is registered under the 1940 Act as a closed-end diversified management investment company, and the Adviser will serve as investment adviser to Global Trust. The investment advisory fee structure for Value Trust and Global Trust will be different.  Under the investment advisory agreement entered into between Global Trust and the Adviser, the Adviser will manage the portfolio of Global Trust. The investment advisory agreement provides that Global Trust will pay the Adviser a fee at an annual rate of 1.25% of Global Trust’s average daily net assets, including the liquidation value of any preferred stock issued and outstanding, which reflects an advisory fee that is 0.25% higher than the base advisory fee rate paid by Value Trust to the Adviser.1   In contrast to Global Trust, Value Trust has a fee determined by Fund performance that causes Value Trust’s annual fee to

_________________

The base fee of Value Trust is a monthly fee equal to 1/12 of 1% (1% on an annualized basis) of the average of the Fund’s month-end net assets, including the liquidation value of any preferred stock issued and outstanding, for the rolling 60-month period ending with such month. The Global Trust investment advisory fee is consistent with that charged by the Adviser for the open-end international and global funds that it advises.

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adjust up to 0.50% either above or below the base advisory fee.  Also, the Adviser is not entitled to receive any fee for any month when the investment performance of Value Trust for the rolling 36-month period ending with such month is negative.  For this reason, the annual advisory fee for Global Trust may be higher or lower than that of Value Trust.2   In addition, Value Trust’s base advisory fee is based on a percentage of the average of the Fund’s month end net assets, and Global Trusts advisory fee will be based on a percentage of the Fund’s average daily net assets.  Application will be made to list Global Trust’s shares of common stock for trading on the New York Stock Exchange.

The Board of Value Trust, including all of its Disinterested Directors, concluded that the Transaction will result in the following benefits to Value Trust stockholders:

1.

The common stockholders will receive shares of an investment company with a different risk-return profile from Value Trust, thereby providing common stockholders with the following alternatives:  (a) retaining their shares in both Value Trust and Global Trust; (b) selling their Global Trust shares and retaining their Value Trust shares; or (c) selling their Value Trust shares and retaining their Global Trust shares.  As a consequence, Value Trust’s common stockholders may more closely align their investment portfolio with their desired exposure to different segments of the market.  Of course, if a stockholder sells his or her shares in either Value Trust or Global Trust, the stockholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the stockholder.

2.

Shares of common stock of Global Trust will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity

______________

For the three years ended December 31, 2010, the fee for Global Trust would have been higher than that of Value Trust.

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fund since there will be no underwriting discounts or commissions.  The Transaction will not result in an increase in the aggregate net assets of Value Trust and Global Trust.

3.

As a globally diversified Fund, Global Trust will afford stockholders the opportunity to seek the capital appreciation opportunities presented by foreign securities exposure.  Under normal market circumstances, Global Trust will invest at least 65% of its net assets in equity securities of companies located in at least three countries outside of the United States.  Global Trust also has a non-fundamental policy of investing no more than 35% of its net assets in securities of companies headquartered in “developing countries.”  Of course, as a consequence of its investment policy, Global Trust will be exposed to a greater extent than Value Trust to the risks of foreign investments.  Such risks include the fact that many foreign governments do not regulate stock exchanges to the same extent as does the United States government, foreign currency fluctuations could impact the value of assets, and clearance procedures may result in delayed payment when assets are sold.

Global Trust has been advised by counsel that the distribution of shares of Global Trust to the common stockholders of Value Trust likely will be a taxable event for Value Trust stockholders to some extent and a taxable event for Value Trust, but only to the extent that the value of Global Trust shares distributed exceeds Value Trust’s cost of such shares.  Value Trust does not anticipate recognizing any significant taxable gain on its distribution of Global Trust shares because Value Trust does not expect the value of Global Trust shares to exceed significantly Value Trust’s cost of those shares.  Specifically, the value of Global Trust shares will exceed Value Trust’s cost of those shares only to the extent that the value of the short-term debt securities contributed to Global Trust exceeds Value Trust’s cost of such short-term debt securities and no significant excess is expected.  Further, the Transaction is not expected to

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increase significantly the total amount of taxable distributions received by Value Trust common stockholders for the year in which the Transaction is consummated because Value Trust distributes to stockholders each year substantially all of its taxable income and accordingly any taxable income included in the distribution of Global Trust shares would be distributed at some point during the year in any event.

The Board of Value Trust, including all of the Disinterested Directors, has considered the tax consequences of the Transaction and believes that the benefits of the Transaction outlined above outweigh any adverse tax consequences to Value Trust and its common stockholders, particularly because such adverse tax consequences are expected to be minimal.

The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust’s common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting Value Trust’s stockholders’ approval of the Transaction, and the costs incurred in connection with this Application are estimated to be approximately $700,000, and will be borne by the Adviser.  Global Trust will incur operating expenses on an ongoing basis, including investment advisory fees and legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by Value Trust for similar services after the distribution, will likely exceed the fees currently payable by Value Trust for those services.  It is not expected that the Transaction will have a significant effect on the annual expenses of Value Trust as a percentage of its assets.

III.

Relief Requested

Applicants hereby request an order (i) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions.  While Applicants do not concede

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that any of the above provisions should apply to the Transaction, issues have been raised under those provisions in similar situations.

A.

Section 17(a)

Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company.  Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company.3

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person. . ..”.

Applicants are concerned that Value Trust may be viewed as an affiliated person of Global Trust since it is anticipated that Value Trust will own 100 percent of Global Trust’s voting securities until the consummation of the Transaction.  Global Trust may similarly be considered an affiliated person of Value Trust since it is anticipated that 100 percent of Global

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As relevant here, Section 17(a) provides that:

It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —

(1)

knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the director of a unit investment trust or periodic payment plan by the depositor thereof;

(2)

knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .

*  *  *  *

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Trust’s voting securities will be owned by Value Trust.  Value Trust and Global Trust may also be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser, although Applicants do not concede that such control exists.  Another possible basis for viewing each of Value Trust and Global Trust as an affiliated person of the other is that all of the same persons serve on the Boards and all of the same persons serve as officers of both Funds.  Applicants, however, do not believe that overlapping Board membership constitutes a basis for concluding that Value Trust and Global Trust are affiliated persons of one another.

Section 17(a) may be considered to prohibit the Transaction because of the above affiliations.  That is, in the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) would prohibit Value Trust’s “sale” to Global Trust of a portion of Value Trust’s assets and Global Trust’s “sale” to Value Trust of securities issued by Global Trust.

B.

Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant. . . .

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Rule 17d-1 provides, among other things, as follows:

(a)

No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

IV.

Justification for the Requested Relief

Applicants submit that the requested order would meet all applicable statutory standards.  Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

A.

Section 17(a)

Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Transaction.  Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1)

the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)

the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

(3)

the proposed transaction is consistent with the general purposes of the 1940 Act.

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Applicants submit that the Transaction satisfies the above conditions.

The terms of the Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching.  The proposed sale by Value Trust of a portion of its assets to Global Trust in exchange for the securities of Global Trust will be based on the fair value of those assets computed, on the day of the proposed transfer, in the same manner as for purposes of the daily net asset valuation for Value Trust.  As noted above, it is anticipated that such assets will consist largely or exclusively of cash and short-term fixed income instruments and thus will pose no issues with respect to valuation.  Similarly, Global Trust shares distributed by Value Trust in the Transaction will be valued based on the value of Global Trust’s assets.  “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder.  Thus, among other things, portfolio securities of Value Trust sold to Global Trust will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith by the Board of Value Trust.  Value Trust undertakes that fair value will be determined separately by a majority of the Disinterested Directors of Value Trust and Global Trust as set forth in Section 2(a)(19) of the 1940 Act.  The operation of the valuation policies of Global Trust with respect to the assets being sold to Global Trust will be identical to the operation of the valuation policies of Value Trust with respect to such securities.  In addition, since it is anticipated that the contributed assets will consist largely or exclusively of cash and short-term fixed income instruments, it is not expected that material brokerage commissions or other expenses will be incurred as a result of the Transaction.

The Transaction will be consistent with the stated investment policies of Value Trust and Global Trust as fully disclosed to stockholders of Value Trust and as will be disclosed to

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stockholders of Global Trust.  The distribution of Global Trust shares of common stock will not initially change the position of Value Trust’s stockholders with respect to the underlying investments that they then own; such investments will simply be held through two closed-end diversified management investment companies rather than one.  Thus, the immediate effect of the Transaction is consistent with the information contained in past disclosure documents of Value Trust.  The Proxy Statement/Prospectus of Value Trust and Global Trust is being used to solicit the approval of Value Trust stockholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby.  Such Proxy Statement/Prospectus will describe the investment goals and policies of Value Trust and of Global Trust, the management of Global Trust, and other information pertinent to the Transaction.  Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to Value Trust stockholders regarding Global Trust.  Moreover, Value Trust’s stockholders will have the opportunity to vote on the Transaction after having received extensive disclosure concerning the Transaction.

The Transaction also is consistent with the general purposes of the 1940 Act.  Section 1(b)(2) of the 1940 Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof.  As explained above, the Transaction is being proposed to benefit Value Trust and its stockholders.  In this regard there seems to be no greater potential for abuse in the Transaction than in the transactions with “fully-owned subsidiaries” permitted by Rule 17a-3 or the transactions with certain kinds of affiliates permitted by Rule 17a-6.  The Transaction also comports with the policies underlying Rule 17a-8 under the 1940 Act, which exempts from

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Section 17(a) “a merger, consolidation, or purchase or sale of substantially all of the assets involving registered companies which may be affiliated persons, or affiliated persons of an affiliated person, solely by reason of having a common investment adviser, common directors, and/or common officers.”  As the Commission noted in the release proposing Rule 17a-8:

When a merger involves investment companies which are affiliated persons exclusively by virtue of having a common investment adviser, directors and/or officers, no person who is responsible for evaluating and approving the terms of the transaction on behalf of the various participating investment companies would have a significant personal financial interest in influencing these terms.  Nonetheless, the Commission...  believes that any such exemptive rulemaking pertaining to such transactions should be conditioned upon the board of directors, including a majority of specified disinterested directors, of each participating investment company making certain determinations to ensure that the interests of the investment companies and their stockholders regarding such a transaction are not compromised.  (emphasis added).

See Investment Company Act Release No. 10866 (October 3, 1979).  While Value Trust and Global Trust will be affiliated briefly because of Value Trust’s ownership of Global Trust, the only potential affiliation after the distribution will be of the kind discussed above, i.e., a commonality of investment adviser, directors, and officers.4   Consequently, the Transaction should be exempted, having met the same conditions as apply to transactions covered by Rule 17a-8.  To that end, the Board of each of Value Trust and Global Trust, including a majority of the Disinterested Directors of each Board, has each determined:

(1)

that participation in the Transaction is in the best interests of Value Trust or Global Trust, as applicable; and

(2)

that the interests of the existing stockholders of Value Trust or Global Trust, as applicable, will not be diluted as a result of its effecting the transactions; and

(3)

such findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Value Trust or Global Trust, as applicable.

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In 2002, the Commission amended Rule 17a-8 to permit funds to merge with other affiliated funds without regard to the reason for their affiliation.  See Investment Company Act Release No. 25666 (July 18, 2002).

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Finally, the distribution of the shares of Global Trust presents no greater potential for abuse than other pro rata distributions, which are excluded from Section 17(a) by Rule 17a-5.

B.

Section 17(d) and Rule 17d-1

1.

Approval of the Transaction Pursuant to Rule 17d-1

Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

Applicants submit that the Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a).  The Transaction has been proposed in order to benefit the common stockholders of Value Trust as well as Global Trust.  In addition, although the advisory fee for Global Trust will be different from Value Trust, and may at times be higher than Value Trust, neither the Adviser nor any other affiliated person of Value Trust or Global Trust will receive additional fees solely as a result of the Transaction.  Although it is possible to argue that the creation of Global Trust may benefit the Adviser by providing it with a higher advisory fee, Applicants submit that such result does not supply a benefit that could not have otherwise been achieved through an initial public offering of a global equity securities fund5 and that such benefit is both marginal and hypothetical in view of the fact that the assets of Value Trust to be contributed to Global Trust pursuant to the Transaction represent only approximately 7.5% of

______________

The Global Trust investment advisory fee is consistent with that charged by the Adviser for the open-end international and global funds that it advises.

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Value Trust’s net assets attributable to common stock and preferred stock prior to the Transaction, as of December 31, 2011, and, as discussed above, the advisory fee paid by Value Trust under certain circumstances may be higher than that paid by Global Trust.  In addition, by creating Global Trust through the Transaction, Value Trust is effectively enabling its common stockholders to receive securities without the costs associated with a public offering.  Thus, the participation by Value Trust and Global Trust in the Transaction is on a basis no less advantageous than that of the Adviser.  The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by the Adviser.  The Adviser will also bear the costs of soliciting Value Trust stockholders’ approval of the Transaction and the costs incurred in connection with this Application.  Under such arrangement, the shares of Global Trust will have the same net asset value as the amount of the distribution to the stockholders rather than a net asset value several cents per share less than that amount.  The absence of any discrepancy between these amounts in Global Trust’s shares may support the pricing of such shares on the New York Stock Exchange.

Finally, the Transaction will not place any of Value Trust, Global Trust, or existing stockholders of Value Trust in a position less advantageous than that of any other such person.  Value Trust’s assets transferred to Global Trust (and the shares of common stock received in return) will be based on their fair value as computed on the day of the transfer in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board of Value Trust.6   The shares of common stock of Global Trust will be distributed as a dividend to Value Trust’s common stockholders on the same basis, leaving such stockholders in the same

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Net asset value for the Value Trust is, and net asset value for Global Trust will be, calculated on a daily basis.

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investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction. 7

V.

Applicable Precedent

The Commission has granted relief similar to that sought here on several occasions, including three times to Gabelli Funds, LLC.8  Most recently, on June 28, 2007 The Gabelli Equity Trust Inc. (the “Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of the Equity Trust to The Gabelli Healthcare and WellnessRX Trust (the “Healthcare Trust”) in exchange for common shares of the Healthcare Trust, of which the Equity Trust owned 100% of the voting securities prior to the consummation of the transaction.  Shares of the Healthcare Trust were then distributed to stockholders of the Equity Trust as dividends, as in the current Transaction.  Both the Equity Trust and the Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. The Trusts had a common investment advisor, Gabelli Funds, LLC.  The Healthcare Trust and the Equity Trust had overlapping boards.

The Equity Trust, the Healthcare Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.9  The only significant differences between the Transaction

______________

It is not anticipated that the valuation procedures to be adopted by Global Trust will differ from those adopted by the Value Trust.  The assets under consideration for transfer by the Value Trust to Global Trust would be valued in the same manner under either procedures.

See Investment Company Act Release No. 23840 (May 14, 1999); Investment Company Act Release No. 20502 (August 25, 1994); and Investment Company Act Release No. 27823 (May 22, 2007).  The relief sought and the transaction structure proposed  by Applicants is similar to that approved in the above cited orders.

See Investment Company Act Release No. 27823 (May 22, 2007) .

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and the Gabelli Funds transaction are that the Gabelli Funds had the same investment advisory fee while, as discussed above, the investment advisory fee for Value Trust and Global Trust are different, and that one of the funds involved in the Gabelli transaction paid the costs relating to the transaction, while the Adviser will pay costs relating to the Transaction.

VI.

Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6018
(212) 839-5540

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of Value Trust, Global Trust, and the Adviser states that under the provisions of its Articles of Incorporation and By-laws or similar documents, responsibility for the management of its affairs and business is vested in its Board.  Each of Value Trust, Global Trust and the Adviser represents that the person who signed this Application has been authorized to sign and file this Application in its name and on its behalf.  As required under Rule 0-2(c)(1) of the 1940 Act, the following resolutions were adopted by the Board of Value Trust and remain in full force and effect:

RESOLVED, that the proper officers of Royce Value Trust, Inc. (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent

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necessary to permit the Fund to contribute a portion of its assets to Royce Global Value Trust, Inc. (“Global Trust”) and subsequently distribute all the shares of Global Trust as a dividend to the Fund’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The following resolutions were adopted by the Board of Global Trust and remain in full force and effect:

RESOLVED, that the proper officers of Royce Global Value Trust, Inc. (the “Fund”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit Royce Value Trust, Inc. (“Value Trust”) to contribute a portion of its assets to the Fund and subsequently distribute all the shares of common stock of the Fund as a dividend to Value Trust’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2 and A-3.  The proposed notice of the proceeding initiated by the filing of the Application pursuant to Rule 0-2(g) under the 1940 Act is attached to this Application as Exhibit B.

VII.

Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1

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thereunder, approving certain transactions.  Applicants believe that the terms of the requested order are consistent with the standards enumerated in Sections 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.

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Dated: March 11, 2011	ROYCE VALUE TRUST, INC.

	By:	/s/ John D. Diederich
Name: John D. Diederich
Title: Vice President
ROYCE GLOBAL VALUE TRUST, INC.
	By:	/s/ John D. Diederich
Name: John D. Diederich
Title: Vice President
ROYCE & ASSOCIATES, LLC
	By:	/s/ John D. Diederich
Name: John D. Diederich
Title: Vice President

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Exhibit A-1

VERIFICATION

State of New York	)
:ss.:
County of New York	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ John D. Diederich

John D. Diederich

Subscribed and sworn to before me, undersigned Notary Public, this 10th day of March, 2011.

By:

 /s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]

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Exhibit A-2

VERIFICATION

State of New York	)
:ss.:
County of New York	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Global Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken.  The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ John D. Diederich

John D. Diederich

Subscribed and sworn to before me, the undersigned Notary Public, this 10th day of March, 2011.

By:

/s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]

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Exhibit A-3

VERIFICATION

State of New York	)
:ss.:
County of New York	)

The undersigned, being duly sworn, deposes and says that he has duly executed  the foregoing attached application for and on behalf of Royce & Associates, LLC, that he is the Secretary of such entity and that all actions by members, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ John E. Denneen

John E. Denneen

Subscribed and sworn to before me, the undersigned Notary Public, this 10th day of March, 2011.

By:

/s/ Ann M. Dennehy

Notary Public

My Commission expires:

[Notary Stamp]

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Exhibit B

FORM OF PROPOSED NOTICE

SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 812-_______________

Royce Value Trust et al.

Agency:  Securities and Exchange Commission (“Commission”).

Action:  Notice of application for an order pursuant to Section 17(b) of the Investment Company Act of 1940 (the “Act”) granting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder approving certain transactions.

Applicants:  Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”), and Royce & Associates, LLC (“the Adviser”).

Summary of Application:  Applicants seek an order to permit Value Trust to transfer a portion of its assets to Global Trust, a newly formed, wholly-owned subsidiary that is a registered closed-end management investment company, and to distribute to Value Trust’s common stockholders the common stock issued by Global Trust.

Filing Date:  The application was filed on March 17, 2011.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on _____, 2011, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses:  Secretary, SEC, 100 F Street, NE, Washington, DC 20549.  Applicants, c/o Frank P. Bruno, Esq., Sidley Austin LLP, 787 Seventh Avenue, New York, NY 10019.

For Further Information, Contact:  ________, Senior Counsel, at (202) 551-____, or ________, Branch Chief, at (202) 551-____ (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information:  The following is a summary of the application.  The complete application may be obtained via the Commission’s website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

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Applicants’ Representations:

1.      Value Trust is a closed-end diversified management investment company registered under the Act.  Global Trust was incorporated in Maryland on February 14, 2011, and filed a notification of registration on Form N-8A on March 11, 2011, to register under the Act as a closed-end diversified management investment company.  Global Trust filed a registration statement under the Securities Act of 1933 on Form N-14 on March 16, 2011.  Global Trust will file a registration statement under the Act on Form N-2 on or before June 9, 2011.  Application will be made to list Global Trust’s shares for trading on the New York Stock Exchange.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as the investment adviser to Value Trust and Global Trust.

2.      Prior to the effectiveness of the proxy statement/prospectus under the 1933 Act, Value Trust will purchase one (1) share of common stock of Global Trust.  This share will be issued in consideration of Value Trust’s contribution to Global Trust of the $10 initial net asset value.  Value Trust will also contribute $99,990 of initial capital for shares of common stock of Global Trust, after the receipt of the requested exemptive relief and before the distribution of Global Trust common stock to holders of Value trust common stock pursuant to the Transaction, in order to satisfy the requirements of Section 14(a) of the Act.  All of the eight directors of Value Trust also are directors of the eight member board of directors of Global Trust.  All of the principal officers of Value Trust hold the same offices with Global Trust.

3.      The board of directors (the “Board”) of Value Trust has approved, subject to the requested relief and subsequent stockholder approval, the contribution of a segment of Value Trust’s assets having a value of approximately $100 million to Global Trust in exchange for additional shares of common stock of Global Trust, which together with the 10,000 shares to be held by Value Trust will constitute all of the shares of common stock of Global Trust.  It is anticipated that the contributed assets will consist largely or exclusively of cash and short-term fixed income instruments.  All the shares of common stock of Global Trust will then be distributed by Value Trust to its common stockholders.  Each Value Trust common stockholder would receive one share of Global Trust for the number of whole common shares of Value Trust owned on the dividend record date that will produce a total dividend of approximately $100 million.  At current net asset valuation, this would result in a dividend of one share of Global Trust for every seven (7) shares of Value Trust common stock.  The contribution of Value Trust assets to Global Trust and the subsequent distribution of Global Trust shares to Value Trust common stockholders are referred to as the “Transaction.”

4.      The Board, including all of its directors who are not “interested persons” as defined by section 2(a)(19) of the Act (the “Disinterested Directors”), concluded, among other things, that the Transaction will result in the following benefits to Value Trust stockholders:  (a) common stockholders will receive shares of an investment company with a different risk-return profile than Value Trust; (b) common stockholders will acquire Global Trust shares at a much lower cost than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions; and (c) common stockholders will be able to seek capital appreciation opportunities and global diversification presented by Global Trust expanded foreign securities exposure.

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5.      Value Trust does not expect that it will recognize significant taxable gain on its contribution of cash and securities to Global Trust in exchange for shares of common stock of Global Trust.  Global Trust has been advised by counsel that the distribution of shares of Global Trust to the common stockholders of Value Trust likely will be a taxable event for Value Trust stockholders to some extent and a taxable event for Value Trust, but only to the extent that the value of Global Trust shares distributed exceeds Value Trust’s cost of such shares.  Value Trust does not anticipate recognizing any significant taxable gain on its distribution of Global Trust shares because Value Trust does not expect the value of Global Trust shares to exceed significantly Global Trust’s cost of those shares.  Specifically, the value of Global Trust shares will exceed Value Trust’s cost of those shares only to the extent that the value of the short-term debt securities contributed to Global Trust exceeds Value Trust’s cost of such short-term debt securities and no significant excess is expected.  Further, the Transaction is not expected to increase significantly the total amount of taxable distributions received by Value Trust common stockholders for the year in which the Transaction is consummated because Value Trust distributes to stockholders each year substantially all of its taxable income and accordingly any taxable income included in the distribution of Global Trust shares would be distributed at some point during the year in any event.  The Board, including all of the Disinterested Directors, considered the tax consequences of the Transaction and found that the benefits of the Transaction outweigh any adverse tax consequences to Value Trust and its common stockholders.  Stockholder approval (which includes common stockholders and preferred stockholders voting together) of the Transaction will be sought at a special meeting of Value Trust stockholders anticipated to be held in June 2011.  Stockholders of Value Trust will not vote on the Transaction unless and until the Commission issues an order granting the requested relief.

6.      The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust’s common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting Value Trust’s shareholders’ approval of the Transaction, and the costs incurred in connection with this Application are estimated to be approximately $700,000, and will be borne by the Adviser.  Global Trust will incur operating expenses on an ongoing basis, including investment advisory fees and legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by Value Trust for similar services after the distribution, will likely exceed the fees currently payable by Value Trust for those services.  It is not expected that the Transaction will have a significant effect on the annual expenses of Value Trust as a percentage of its assets.  In addition, Global Trust  will incur operating expenses on an ongoing basis, including legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by Value Trust for similar services after the distribution, will likely exceed the fees currently payable by Value Trust for those services.

Applicants’ Legal Analysis:

1.      Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and an affiliated person.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose voting securities are directly or indirectly owned controlled or held with the power to vote by the other person, and (c) any person directly

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or indirectly controlling, controlled by, or under common control with, the other person.  Value Trust may be viewed as an affiliated person of Global Trust under section 2(a)(3) since Value Trust will own 100% of Global Trust’s voting securities until the consummation of the Transaction.  Global Trust may similarly be considered an affiliated person of Value Trust since 100% of Global Trust’s voting securities will be owned by Value Trust.  Value Trust and Global Trust also may be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser and because similar persons serve as the directors and officers of both companies.  As a result of the affiliation between Value Trust and Global Trust, section 17(a) would prohibit the Transaction.

2.      Applicants request an exemption pursuant to section 17(b) of the Act from the provisions of section 17(a) in order to permit Value Trust to effect the Transaction.  Section 17(b) authorizes the Commission to issue such an exemptive order if the Commission finds that the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any persons concerned, and the proposed transaction is consistent with the policy of each registered investment company and the general purposes of the Act.

3.      Applicants assert that the terms of the Transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching by any person concerned.  Applicants state that the proposed sale by Value Trust of a portion of its assets to Global Trust in exchange for the securities of Global Trust will be based on the fair value of those assets computed on the day of the proposed transfer in the same manner as for purposes of the daily net asset valuation for Value Trust.  Applicants further state that such assets are anticipated to consist largely or exclusively of cash and short-term fixed income instruments and thus will likely pose few, if any, issues with respect to valuation.  Global Trust shares distributed by Value Trust in the Transaction will be valued based on the value of Global Trust’s assets.  “Value” for those purposes will be determined in accordance with the provisions of section 2(a)(41) of the Act and rule 2a-4 under the Act.

4.      With respect to the Transaction, the Board, including a majority of the Disinterested Directors, found that the participation in the Transaction is in the best interests of Value Trust and that the interests of the existing stockholders of Value Trust will not be diluted as a result of the Transaction.  These findings, and the basis upon which the findings were made, will be recorded fully in the minutes book of Value Trust.

5.      Applicants state that the Transaction will be consistent with the stated investment policies of Value Trust and Global Trust as disclosed to stockholders.  The distribution of Global Trust shares will not initially change the position of Value Trust’s stockholders with respect to the underlying investments that they then own.  A proxy statement/prospectus of Value Trust and Global Trust is being used to solicit the approval of Value Trust’s stockholders of the Transaction, such approval being conditioned on the issuance of the exemptive relief Value Trust’s stockholders will have the opportunity to vote on the Transaction after having received disclosure concerning the Transaction.

6.      Applicants also seek an order under section 17(d) of the Act and rule 17d-1 under the Act. Section 17(d) and rule 17d-1 prohibit affiliated persons from participating in joint arrangements with a registered investment company unless authorized by the SEC.  In passing on

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applications for these orders, rule 17d-1 provides that the Commission will consider whether the participation of the investment company is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of the other participants.  Applicants request an order pursuant to rule 17d-1 to the extent that the participation of the applicants in the Transaction may be deemed to constitute a prohibited joint transaction.  In addition, Applicants request an exemption from the requirement of Rule 17d-1 that Applicants receive an order of the Commission permitting any otherwise prohibited joint transactions prior to submitting the Transaction to Value Trust stockholders for approval.

7.      Applicants state that the Transaction will not place any of Value Trust, Global Trust, or existing stockholders of Value Trust in a position less advantageous than that of any other of such persons.  As noted, the value of Value Trust’s assets transferred to Global Trust (and the shares received in return) will be based on their fair value as computed on the day of the transfer in accordance with the requirements of the Act.  The shares of common stock of Global Trust will be distributed as a dividend to Value Trust’s common stockholders on the same basis, leaving such stockholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction

8.      Applicants assert that the Transaction has been proposed in order to benefit the common stockholders of Value Trust as well as Global Trust.  Although the advisory fee for Global Trust will be different from Value Trust, and may at times be higher than Value Trust, neither the Adviser nor any other affiliated person of Value Trust or Global Trust will receive additional fees solely as a result of the Transaction.  In addition, by creating Global Trust through the Transaction, Value Trust is effectively enabling its common stockholders to receive securities without the costs associated with a public offering.

For the Commission, by the Division of Investment Management, under delegated authority.

[     ]
[Secretary]

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